RESULTS OF ANNUAL GENERAL AND SPECIAL GENERAL MEETING

June 30, 2014, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX, NYSE MKT, JSE: ATL) refers shareholders to the announcement released on Friday, 30 May 2014 regarding the no change statement and notice of Annual General and Special Meeting.

Atlatsa is pleased to announce that all the resolutions as set out in the notice of Annual General and Special Meeting held on Friday, June 27, 2014, were approved by the requisite majority of shareholder votes, including the election of all directors with results as follows:

Director	Percentage of Votes in favour
Andile MABIZELA	100%
Anu DHIR	100%
Bongiwe NTULI	100%
Colin Wayne CLARKE	100%
Fikile Tebogo DE BUCK	100%
Harold MOTAUNG	100%
Joel Martin KESLER	100%
Ralph HAVENSTEIN	100%
Rizelle SAMPSON	100%
Tumelo MOTSISI	100%

Atlatsa welcomes two new members to its Board, Mr Joel Kesler as an executive director and Mr Ralph Havenstein as an independent non-executive director. Their appointments are effective from June 27, 2014.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina, Head of Investor Relations	Charmane Russell / Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mr. Kesler is a South African qualified lawyer with 18 years of international experience in mining finance, mergers and acquisitions, business and corporate development. He was a founding member of Atlatsa Holdings in 2002 and was instrumental in effecting the reverse takeover of Atlatsa (previously Anooraq Resources Corporation) in 2004. From 2005 to 2014 Mr. Kesler has served as Atlatsa’s Chief Commercial Officer, primarily responsible for its corporate and business development, strategy, corporate finance and corporate communications. Mr. Kesler is not, and was not within the past five years, an officer and/or director of any other public company.

Mr Havenstein has his masters in chemical engineering and has completed a Senior Executive Programme at Stanford Graduate School of Business. He has a wealth of experience in the mining and resources sectors, and currently serves, or has served as a non-executive director on the board of a number of blue-chip companies, including Northam Platinum Limited from 2003 to present, Simmer and Jack Mines (Proprietary) Limited between 2010 and 2011, Hernic Ferrochrome (Proprietary) Limited from 2012 to present (where he has been chairman since March 2013) and Omnia Holdings Limited from 2007 to present.

He gained invaluable experience in the mining sector while serving as chief executive officer (CEO) of Anglo American Platinum Limited between 2003 and 2007 as well as CEO of Norilsk Nickel International between 2008 and 2009. Mr. Havenstein was Vice President of the SA Chamber of Mines between 2006 and 2007 and was a director of Mintek (South Africa) Limited between 2005 and 2010.

The Board looks forward to their contribution to the Company.

Detailed voting results for the 2014 Annual General and Special Meeting are available on SEDAR at www.sedar.com.

JSE Sponsor

Macquarie First South Capital (Pty) Limited

Issued on behalf of Atlatsa Resources Corporation

For more information please contact:

On behalf of Atlatsa:
Prudence Lebina
Head: Investor Relations
Office: +27 11 779 6800
Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Email: Charmane@rair.co.za/ pam@rair.co.za
Macquarie First South Capital
Annerie Britz
Office: +27 11 583 2000